Filed by Trimble Navigation Limited
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: @Road, Inc.
Commission File No.: 000-31511

This filing consists of the transcript of a conference call held on December 11, 2006 relating to a proposed acquisition of @Road, Inc. (“@Road”), by Trimble Navigation Limited (“Trimble”) pursuant to the terms of an Agreement and Plan of Merger, dated as of December 10, 2006 (the “Merger Agreement”), by and among Trimble, Roadrunner Acquisition Corp., a wholly-owned subsidiary of Trimble, and @Road. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K filed by @Road on December 11, 2006, and is incorporated by reference into this filing.

Additional Information about the Merger and Where to Find It

Trimble and @Road intend to file with the SEC a prospectus/proxy statement and other relevant materials in connection with the proposed acquisition of @Road by Trimble pursuant to the terms of an Agreement and Plan of Merger by and among Trimble, Roadrunner Acquisition Corp., a wholly-owned subsidiary of Trimble, and @Road. The prospectus/proxy statement will be mailed to the stockholders of @Road. Investors and security holders of @Road are urged to read the prospectus/proxy statement and the other relevant materials, as well as any amendments or supplements to those documents, when they become available because they will contain important information about Trimble, @Road and the proposed merger. The prospectus/proxy statement and other relevant materials (when they become available), and any other documents filed by Trimble or @Road with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Trimble by contacting Trimble Investor Relations, 935 Stewart Drive, Sunnyvale, California 94085, (408) 481-7838. Investors and security holders may obtain free copies of the documents filed with the SEC by @Road by contacting @Road Investor Relations, 47071 Bayside Parkway, Fremont, California 94538, (510) 870-1317. Investors and security holders of @Road are urged to read the prospectus/proxy statement and the other relevant materials, as well as any amendments or supplements to those documents, when they become available before making any voting or investment decision with respect to the proposed merger.

Trimble, Steven Berglund, Trimble's President and Chief Executive Officer, and Trimble's other directors and executive officers may be deemed to be participants in the solicitation of proxies of @Road stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Berglund and Trimble's other directors and executive officers in the solicitation by reading the prospectus/proxy statement when it becomes available.

@Road, Krish Panu, @Road's Chairman, Chief Executive Officer and President, and @Road's other directors and executive officers may be deemed to be participants in the solicitation of proxies of @Road stockholders in connection with the proposed merger. Such individuals may have interests in the proposed merger, including as a result of holding options or shares of @Road common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Panu and @Road's other directors and executive officers in the solicitation by reading the prospectus/proxy statement when it becomes available.

MANAGEMENT DISCUSSION SECTION

Operator: Good morning. My name is Sandra, and I'll be your conference operator today. At this time I would like to welcome everyone to the Trimble to acquire @Road conference call. All lines have been placed on mute to provide any background noise. After the speakers' remarks there will be a question-and-answer session. If you'd like to ask a question during this time, simply press star then the number one on your telephone keypad. If you'd like to withdraw your question press star then the number two on your telephone keypad. Thank you

Ms. McManmon, you may begin your conference.

Willa McManmon, Investor Relations

Thank you for joining us. This morning we announced the Trimble's plan to acquire @Road. Steve Berglund, our president and CEO; and Rajat Bahri, our CFO, will discuss the transaction in more detail after I cover the Safe Harbor and legal information. During the course of this conference call will make projections and other forward-looking statements regarding future events or the financial performance of the company. The words intend, expect, plan, or similar expressions are intended to identify as forward-looking statements.

We would precaution that such statements are subjected to risks and uncertainties that could cause actual events or results to differ materially. Important factors relating to our business including factors that could cause actual results to differ from our forward-looking statements are described in our Form 10-Q, 10-K, and other filings with the SEC. The company assumes no obligation to update these forward-looking statements to reflect actual results or changes in assumptions or other factors.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Trimble and @Road intend to file with the SEC a prospective proxy statement and other relevant materials interactions with the proposed acquisition of @Road by Trimble pursuant to the terms of an agreement and plan of merger by and among Trimble, Roadrunner Acquisition Corp., a wholly owned subsidiary of Trimble and @Road. The perspective proxy statements will be in mailed to the stockholders of @Road. Investors and security holders of @Road are urged to read the perspective proxy statement and the other relevant materials as well as any amendments or supplements to those documents when they become available, because they will contain important information about Trimble, @Road, and the proposed merger.

The perspective proxy statements and other relevant materials when they become available and any other documents filed by Trimble or @Road with the SEC may be obtained free of charge at the SEC's website at www.sec.gov. In addition investors and security holders may obtain free copies of the documents filed with the SEC by Trimble by contacting Trimble investor relations 935 Stewart Drive, Sunnyvale, California 94085 or calling (408) 481-7838. Investors and security holders may obtain free copies of the documents filed with the SEC by @Road by contacting @Road investor relations 47071 Bayside Parkway, Fremont, California 94538 or (510) 870-1317. Investors and security holders of @Road are urged to read the prospectus/proxy statement and the other relevant materials, as well as any amendments or supplements to those documents, when they become available before making any voting or investment decision with respect to the proposed merger.

Trimble, Steven Berglund, Trimble's President and Chief Executive Officer, and Trimble's other directors and executive officers may be deemed to be participants in the solicitation of proxies of @Road stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Berglund and Trimble's other directors and executive officers in the solicitation by reading the prospectus/proxy statement when it becomes available. @Road Krish Panu, @Road's Chairman and Chief Executive Officer and President and @Road's other Directors and Executive Officers may be deemed to be participants in the solicitation of proxies of @Road's stockholders in connection with the proposed merger. Such individuals may have interest in the proposed merger including as a result of holding options or shares of @Road common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations, and interest of Mr. Panu and @Road's other Directors and Executive Officers in the solicitation by reading the prospectus, proxy statement when it becomes available.

With that, I'll turn the call over to Steve.

Steven Berglund, President, Chief Executive Officer

Good morning. Let me begin by providing a prospect around the rationale of the transaction and then turn the call over to Raj for commentary and financial structure any impact and then open it up to questions. Trimble has closed 21 acquisitions since 2000. The typical profile of these transactions has been that of generally small companies intended to extend our technology reach, establish the market reach, or extend our presence in an existing market.

I would categorize the combination with @Road as transformational in the mobile solutions space much as Trimble's acquisition of Spectra Precision in 2000 was transformation in the engineering and construction space. Let me explicitly use the Spectra Precision transaction as a point of comparison both to illustrate the type of transformation we intend to achieve with @Road and to demonstrate that we have successfully performed an integration task with an entity that was arguably larger, more complex and with more inherent risks than this one.

In 1999, our revenues in what is now the E&C segment were $109 million. Trimble was contented three - the number four or number five position in the market, but had a strong niche position. With the acquisition of Spectra Precision we engineered the number one position in the E&C market and then quickly earned that position by a strong integration, effective market actions, and through continual improvement in financial results.

Six years later, the 12 months trailing revenues for the E&C segment are $606 million, an increase of 456% with non-GAAP operating margins at 23.5%. As importantly, we have established a strategic position that enables us to execute Connected Construction Site strategy. The Spectra Precision acquisition more than doubled the size of the Trimble workforce, it required resolving significant distribution channel conflict, it required significantly higher cost reductions to make the financial model work, and it had less intrinsic growth potential at the time than this transaction.

Let me step through the underlying rationale for the @Road transaction. First, this transaction is totally consistent with Trimble's stated strategic direction of the last five years. In 2001, we launched our mobile solutions strategy and have remained consistent to a set of principles since then. These principles have included our focus on high-value vertical applications. Our priority has been to give users significantly more than dock on a map, dispatch functionality and to emphasize trade integration with the enterprise model, which provides significant value to the user and enables higher pricing.

We took an explicit bootstrap mentality into the business and consistently articulated a two-phase approach. The objective in the first bootstrapping phase was to achieve a viable, profitable model. We met the objective when we turned profitable in the fourth quarter of last year and consistently improved underlying base volume margins in the first three quarters of 2006. The second phase was to take advantage of both the current low penetration in the MRM space and the current fragmentation to aggressively expand and consolidate. In addition to our TMS center strategy, we also believe the capability of delivering software and data through alternative mechanisms will become increasingly important to our other Trimble businesses. In particularly the connectives construction site concept will be highly dependent upon developing the capabilities resident in the new combination of TMS and @Road.

The second rationale is driven by the potential of this market. Mobile resource management or MRM market definition has not been standardized. As a result there are variations in how the market size is quantified. The Frost & Sullivan report is indicative of the market size and describes the market is growing - is growing from $1.2 billion in 2006 to $2.5 billion in 2010, a 21% compound annual growth rate. In reality, this market is very much like the majority of other Trimble businesses and that the growth potential is less defined by abstract considerations of market size and more about concept of market penetration and the relative effectiveness of activities to achieve penetration. So most if not all describe this market as less than 10% penetrated against its ultimate potential.

While the potential for MRM applications has been identified for years it has been slower to develop that many of the early participants believed. Relatively recently the relative critical mass in this base has been growing with the resulting increased probability of commercial success. Elements that lead to this improving outlook include the availability of high-speed wireless networks, the increased muscularity of processing power and memory, more distribution channels, more success stories and increasing comfort with the idea of paying for software capability as a recurring costs. Fundamentally, we believe that MRM capabilities rapidly becoming standard for best practice worldwide.

The third rationale relates to the specific characteristics of @Road, which makes this an attractive combination and provides the basis to accelerate the penetration of the market. Just as Charles Trimble was an early visionary in GPS and pioneered many of the early GPS applications, Chris for New and NACRO [ph] realized early on the potential of the market and have invested heavily in that belief.

As a result, they have a built a strong product portfolio, have established a world-class scalable software infrastructure and pioneered new channels. With this transaction, Trimble achieves a leadership position in terms of capabilities and products and Keith [ph] can use that position to accelerate the further penetration of the market. Without this transaction, Trimble would have continued a more incremental strategy of smaller acquisitions in a significant reinvestment in the business.

The fourth rationale is our belief that we can make this combination highly successful financially and believe we can return - we can generate returns well above cost of capital. The success will result from three sources. The first is achieving significant revenue growth, the second is achieving a very high rate of operating leverage in the next three years, and the third is achieving initial synergies from the current cost base.

Revenue momentum on both the @Road side and the Trimble side is currently strong while GAAP accounting per purchased deferred revenue will disguise underlying trends in 2007, we believe the revenue projections for 2007 are sober [ph]. We believe the revenues for 2008 and beyond in our model are achievable within the context of the relatively open-ended market opportunity, strong execution and the current state of the pipeline. Operating leverage in Trimble recurs the incremental operating profit we generate of each dollar of new revenue.

We have stated the company threshold to be 20 to 25%. On the organic baseline for the TMS business, without the distortions caused by acquisitions, we have generated year-to-date operating leverage in excess of 75%. As we have demonstrated over the last few years with the significant improvements in the TMS bottom line, the MIM space is very leverageable and the Trimble's central cultural focus and operating leverage should be map very well on to the combined business.

Raj will speak to the finance model, but we are targeting in continuous and relatively rapid move to 20% operating margins for the combined business. Our financial model contemplates cost reductions for the combined entity in 2007. I would characterize the scale of the targeted 2007 reductions needed to achieve the model as less than $10 million.

The cost savings will come from eliminating redundant infrastructure such as data centers, consolidation of product platforms, eliminating one set of public company costs, some organizational combination, and other efficiencies across the organization. We will report more specifically on these actions after the close of the transaction, but believe these actions are comparatively straightforward, achievable without significant stretch and can be undertaken in a non-disruptive way. These are early days and it would be rash to business, the execution risk of the transaction. At the same time, there are reasons to believe that we will be able to execute both strategically and financially.

First, the expected task is to expand margins on an upside revenue scenario, something we had done successfully for years. Second, the two organizations are culturally aligned on most types of things that matter. Third, there is significant mature managerial talent available on both sides that can be beneficial applied. Fourth, the early exchanges between the members of management involved in the process have been positive productive and oriented towards common market goals. In particular, [indiscernible] has committed to a successful transition. It also helps that the two corporate headquarters are 15 minutes apart, which means that the issues can be resolved face-to-face and quickly. In summary, this combination creates a clear leader in a very attractive space, a comprehensive range of products and capabilities, a powerhouse of human capital capabilities, and the potential for achieving compelling financial results.

Let me now turn the call over to Raj.

Rajat Bahri, Chief Financial Officer

Good morning. Let me start by describing the terms of this transaction. We will acquire all of the government [indiscernible] shares of @Road for $7.50 per share. $5 of this transaction will be paid in cash. The remaining $2.50 will be paid by all stock, all cash or a combination of the two, determination of which will be entirely at Trimble's discretion. The exact determination would be made before the @Road shareholder vote. For the purpose of showing the 2007 pro forma outlook, we have assumed that the entire year $2.50 of the $7.50 consideration would be paid by Trimble's stock.

The equity value of the transaction is approximately $496 million. After subtracting @Road's cash in hand of $95 million, and a redemption of preferred stock of $16 million, the transaction enterprise value is $417 million. After taking into account transaction cost and restructured costs, the net financing required for this transaction is expected to be $438 million. $273 million of the $438 million is expected to be financed by a combination of our current bank facility and a bank term loan. The determination on the remaining $165 million will be made by us before the actual shareholder vote. As mentioned earlier, this can be all cash, all Trimble stock, or a combination of the two. Again for purposes of showing our 2007 pro forma outlook, we have assumed issuing Trimble stock for financing the remaining $165 million.

Now, I will discuss a preliminary outlook for 2007. This is preliminary as we'll be providing a more updated guidance at our regularly fixed schedule conference call in January.

We expect our consolidated revenue, before taking into account actual acquisition, to be in the 1.60 billion to $1.85 billion range. This reflects a continued momentum on our base business. For the purpose of modeling, we have assumed a February close for this transaction. We also expect a write-down of deferred revenue on closing, which will have a $28 million impact in 2007. Based on these assumptions, we expect @Road to add 80 million to $85 million in revenue to Trimble revenue in 2007.

We expect to regain a large part of the $28 million in 2008 and 2009 as we can recognize full revenue, when new subscribers come on. We expect total company revenue in the 1.140 billion to $1.170 billion range.

We expect total company's non-GAAP operating margins to be in the 18.2% to 18.5% range. Interest expense is expected to be approximately $15 million and we expect to make $6 million from our joint ventures. Based on this assumption of 3.4 million shares issued at closing of the transaction, total share outstanding for the company are expected to be $62.8 million. Non-GAAP EPS excluding stock option expenses, amortizations of intangibles, restructuring charges, in-process R&D write-offs and acquisition-related step up charges is expected to be $2.10 to $2.15 range.

Our baseline guidance without the acquisition is $2.30 to $2.35. This transaction is diluted in 2007, accretive in 2008 and meaningfully accretive in 2009 and beyond. Of the $0.20 dilution in 2007, $0.07 is caused by the impact of a deferred revenue write-down as discussed earlier, and the remaining $0.13 is due to interest expense and higher share count partially offset by business profitability. We will now take questions.

QUESTION AND ANSWER SECTION

Operator: Thank you. I would like to remind everyone, if you would like to ask a question, you may do so by pressing star then the number one on your telephone keypad. We will pause for just a moment to compile the Q&A rooster. Your first question comes from the line of Amit Kapoor, Piper Jaffray.

<Q - Preetesh Munshi>: Hi, good morning guys. This is the Preetesh Munshi on behalf of Amit Kapoor. I just had a few questions. First of all, congratulations, great move for both companies who believe - can you tell us about - is there any breakup fee involved and what would be the next steps to closing the transaction?

<A - Steven Berglund>: Okay. Actually we have Mark Harrington our Vice President of Strategy and Business Development here with us. I would let him deal with that.

<A - Mark Harrington>: Good morning. So, actually next steps include doing on the SEC and regulatory filings. We expect those to happened in the next couple of weeks and then we are after the races to get through the process of both SEC review and Hart-Scott-Rodino review. In terms of the breakup fee, yes, there is one, under certain conditions payable at a maximum of about 3.5% of the total value of the deal.

<Q - Preetesh Munshi>: All right. Thanks. After the acquisition closes, what do you think will be the number - total number of subscribers served? Is there any - is there any trends you can give us over there? I also like - are there any - is there any overlap between Trimble's and @Road's customer base right now?

<A - Steven Berglund>: First of all, we have not had the practice of disclosing our subscribers and after we close the transaction we may reopen the discussion on that, but at this point in time, again retaining our existing practice, we would not like describe the number of subscribers. And in terms of overlap, there is not significant overlap in terms of customers at this point in time. By and large, the two companies have been existing in roughly the same space, but have generally been operating with different set of customer groups. So, I think this is largely additive, not completely, but largely additive in terms of customers.

<Q - Preetesh Munshi>: Sure. And one more question if you will. The baseline guidance for 2007 demonstrates solid growth over 2006. Can you discuss what lines of business are driving that growth, and in particular what are your expectations for the E&C business next year?

<A - Steven Berglund>: Well, I think that I will defer that, any kind of update to our last conference call, I will defer that to January to talk about the other businesses. Today, we are here largely to talk about the transaction. So, I would say all I can do at this point in time is refer you back to our last quarterly conference call and advise you to be sitting in on the January call.

<Q - Preetesh Munshi>: Sure. And actually - sorry, one last question related to the subscribers again, maybe you can - does this change of control have any impact on @Road's subscriber contract and does it remove any of the lockup periods for the contract, if anything there that will be helpful?

<A - Steven Berglund>: I will let Mark answer that, but I think the answer is substantially we are not expecting any fallout.

<A - Mark Harrington>: That's right. I will confirm that. We are not expect any fallout to the @Road subscribers.

<Q - Preetesh Munshi>: All right. Great. That's all I had. Thanks.

Operator: Your next question comes from the line of Jeff Evanson, Dougherty & Company.

<Q - Jeff Evanson>: Good morning. Thank you for taking my questions and thanks for getting up so early for this. When do you expect this proxy will be available?

<A - Mark Harrington>: Jeff, this is Mark. I would expect the proxy will be filed just shortly before Christmas. So - I mean the proxy will be the work of the @Road folks to do and I think the current target is to file on or before of the 22nd of December.

<Q - Jeff Evanson>: Okay. Great. I look forward to that Christmas present. What - who is going to run TMS?

<A - Steven Berglund>: The way we are going to approach this is that we will set up a joint transition team including members from the @Road, including members from Trimble and we will essentially write a joint business plan, this is between now and closing, so that at the point of closing we will emphatically be able to answer that question. But I think thus far only small numbers of the management - respective management groups have been involved in the process. This has been kept fairly close. So, until we lay out the business plan, lay out the organizational structure consistent with that business plan, I would just assume defer that question.

<Q - Jeff Evanson>: Okay. Have you guys been competing on any major RFPs, say with subs more than 10,000 as a potential?

<A - Steven Berglund>: Not to any great extent. I think that if you look at the development of the two companies over the last couple of years, @Road certainly has been more active in the enterprise base than we have. We have elected to approach the market somewhat more incrementally with a much stronger focus on vertical markets. So, although we have competed with @Road on contracts over time, I would say that we have not been nearly as active on the enterprise front as they have over the last two years or so. So, I don't think it would be fair to characterize that us having them overly competitive intensive in that regard.

<Q - Jeff Evanson>: Okay, good. Raj, I'm sure you have looked very carefully at the @Road financials. Can you give us a sense of how much of the 28 million in deferred revenue @Road would have recognized in 2007?

<A - Rajat Bahri>: The $28 million is the impact in 2007. The write down is going to be higher than $28 million.

<Q - Jeff Evanson>: You'll write-down more than 28?

<A - Rajat Bahri>: That's right, what I was mentioning was the impact of 2007 of the deferred revenue right there.

<Q - Jeff Evanson>: So they would have recognized 28 million of deferred revenue?

<A - Rajat Bahri>: That's right.

<Q - Jeff Evanson>: Okay. Very helpful. Thank you much.

<A - Rajat Bahri>: Thank you.

Operator: The next question comes from the line of John Bucher with BMO Capital.

<Q>: Thanks. It's John Piper [ph] for John Bucher. What degree of overlap is just between the fixed assets of TMS and @Road? And what level of asset write downs and cash structures are likely post closing? Thanks.

<A - Steven Berglund>: I will look to Mark to confirm this, but we don't believe asset write-offs are going to be significant, and in fact they will probably be de minimums against the - relatively de minimums against the transaction, but, Mark?

<A - Mark Harrington>: Yes. I think that's true. So, we'll certainly look for opportunities, John, to consolidate infrastructure if that makes sense, but I think at this point in time our thinking is that everything stays intact.

<Q>: Okay. And with respect to fixed assets and can you just discuss which company has any more sophisticated network operating center, and what would be designated as the not for the combined entity?

<A - Mark Harrington>: So, I think that Trimble will defer to @Road in terms of having the bigger, more sophisticated capability when it comes to delivering the goods here. And in fact is, when we talk about assets, what this transaction as a secondary benefit gives us is - allows us to defer or eliminate a set of capital expenditures we would otherwise have been made. But I think that in terms of scale and capabilities is the @Road back bone more, more sophisticated and more capable than Trimble's at this point in time.

<Q>: Okay. So is that where you guys would be - is that where the focus would be then?

<A - Mark Harrington>: That's a good starting point. Again, we will work this out between now and close with the two groups participating in this transition group.

<Q>: Okay. And last question. Can you talk a little bit about the overall markets for the mobile research management market? And where the combined Trimble and @Road will fit in that.

<A - Steven Berglund>: John, as you know our line is based. There are many ways to kind of aggregate the various competitors. So, I thought I will look to some of the better-known market analysts, so using Frost & Sullivan as the consultant fees report. If you aggregate all of the various segments of mobile resource management space including the long haul space, the local fleet and trader tracking as well as applications that run on handsets of that entire market the combined group should represent something slightly less than 20%, I would imagine.

<Q>: Okay. And what are you seeing as the market share leader in the combined space?

<A - Steven Berglund>: Well, I think on an aggregate basis we will be close, but certainly folks like QUALCOMM, Sprint Nextel. with QUALCOMM in the long haul space, Sprint Nextel in the applications that were on the handheld's would be strong competitors.

<Q>: Thank you very much.

Operator: Your next question comes from the line of Bill Benton, William Blair.

<Q - William Benton>: Good morning guys. I hope that this isn't too weird on a plain year, but primarily if you could just maybe discuss the primary reason for the profitability difference in the financials, Steve I know you are operating this small platform, which is more vertically focused, but it has been - it appears to have been more profitable relative to @Road business and I know you talked about taking up some cost, I would like to understand that differential.

<A - Steven Berglund>: Sure. I think Bill, I'll have to be fairly general on this, but I think probably it relates more to mentality than necessarily anything that's hardwired or structural. So, we entered the business in 2001. We actually successfully lost money in 2001, 2002, 2003 and 2004 and broke into profitability in 2005, and now had four quarters of profitability on, if you look to the baseline on an improving basis there. So, we took a more incremental approach. We took, as I said, a more bootstrapping sort of approach here and really with our fundamental primary objective being profitability and establishing the belief that we can bring TMS profitability up to the Trimble's standard and let's call that converging on 20% operating margins. I think @Road, if you will, has been more visionary in their outlook and has put more primary emphasis on revenue growth, channel development, product and platform development and has been more willing to invest in that vision, in that belief. Some of this is the difference between being a pure play as @Road has been and a more mixed play as Trimble has been with Trimble putting more emphasis on bottom line. So, I think it's more a matter of prospective on the market and the relative close alignment of revenues and cost, clearly Trimble has really staked its reputation for the last five years on keeping a very close relationship between revenues and cost. We would expect to bring some of that mentality into this transaction. So, I think it's more in terms of belief, vision that sort of thing than any.

<Q - William Benton>: Okay. And then could you just - I think you were focused on some specific verticals, where you seeing those number of verticals where you guys could add value, I mean still there was - was your view that there was still a lot of opportunity to really kind of pursue that strategy or did you think that maybe the more horizontal enterprise focus @Road approach had growth prospects over the near-term?

<A - Steven Berglund>: No, I think as a company we still have very much of a strong vertical market orientation, believing that by understanding a domain space very well, building an application around that domain is possible to build stronger competitive barriers to entry as well as to commend [ph] pricing by adding that value. So, I would see adding these sets of capabilities is ultimately reinforces that strategy. Of course bringing @Road into the equation does bring a much stronger capability in enterprise level of applications and we will take advantage of that, but we believe that the vertical market orientation is still very much viable but there still remains a significant in some practical sense maybe almost unlimited potential there, it still remains. So we just grafted on a set of capabilities that reinforces that strategy, but then also allows another growth avenue as well.

<Q - William Benton>: Okay. Great guys. Thanks a lot.

<A - Steven Berglund>: Thanks.

Operator: Your next question comes from the line of Scott Sutherland, Wedbush Morgan Securities.

<Q - Scott Sutherland>: Thank you and good morning.

<A - Steven Berglund>: Good morning.

<Q - Scott Sutherland>: Just couple of questions. First, [indiscernible] I think you mentioned this, can you talk about how long the talks have been going on. Who approached who in this negotiations and where there any other series [ph] involved?

<A - Steven Berglund>: Let's just say talks have been going on for some number of months and I would just certainly leave it at that.

<Q - Scott Sutherland>: Okay. My second question is, both Trimble and @Road have a hardware platform installed - installed hardware platform, how do you see this migrating over time, do you see migrating this to a single platform, and which platform do you see as viable one?

<A - Steven Berglund>: Again there may be amalgamation, there may be best practice to be gained from both sides. I wouldn't necessarily want to call very specifically the end game here. I would say that one of the advantages, one of the potentials for the cost reduction for simplification here is to migrate towards either a single platform, or at least a smaller number of platforms that exist at this point in time. So I would see us moving pretty aggressively towards that, but again I don't want to make the call at this point in time until we have had the two management groups sit down and develop a common outlook as to how the next two or three years play-out. But definitely we will be putting emphasis on standardization on simplification and eliminating as much complexity as we can.

<Q - Scott Sutherland>: Just a follow-up that. I mean @Road have been selling their hardware at either a loss or breakeven level more recently, how does Trimble find those, is it profitability, or how profitable is it?

<A - Steven Berglund>: I would make the general statement that we are selling our hardware at a profit consistently. The level of profitability will vary, but fundamentally we are selling our hardware at a profit.

<Q - Scott Sutherland>: Okay. Great. Thank you.

<A - Steven Berglund>: Thanks.

Operator: Your next question comes from the line of Rich Valera, Needham & Co.

<Q - Rich Valera>: Thank you. Good morning. Steve, I was wondering if you could comment on what's the potential is for @Road buy this products they are out scheduling product sell that into your existing base?

<A - Steven Berglund>: I will let Mark, handle that one actually.

<A - Mark Harrington>: Hi, Rich. Actually I think the acquisition of Vidus was a good strategic move on the part of @Road. I think over the long haul, we certainly support the view that field service - fieldworker applications and vehicle applications will start to migrate together. We are hearing requests from customers on a daily basis to do that out of our team. How it actually plays at over time, I'm not sure that we have developed - I'm not sure that we have developed a precise view, but certainly the Vidus group has a strong reputation and a good customer base in Europe I know that @Road folks have started to migrate that to other parts of the world and so, we are looking for that to be an important piece going forward. But, just how important, I'm not sure, we have a precise view on that at this point.

<Q - Rich Valera>: Great. Thank you. And Roger, I think you comment on the non-GAAP operating margin and tax rates that are reduced for standalone Trimble 2007 guidance?

<A - Mark Harrington>: I'm sorry, what was the question?

<Q - Rich Valera>: The non-GAAP operating margin and tax rates that you are using to get your 2007 standalone Trimble guidance numbers?

<A - Rajat Bahri>: Sure. As I understand, I have given you of the combined company is 18.2 to 18.5. Standalone in the first year for Trimble would have been slightly higher than that, because as I mentioned in the first year transaction is slightly dilutive. And it will take us a couple of years to get @Road to Trimble's company average margins of 20%.

<Q - Rich Valera>: Right.

<A - Rajat Bahri>: Actually we are using 35% to 36% range.

<Q - Rich Valera>: Okay. Thanks very much.

Operator: Your next question comes from the line of Bennett Notman, Davenport & Co.

<Q - Bennett Notman>: Congratulations on the transaction. Most of my questions have been asked and answered. But, I was wondering if you gave an estimate of the total operating cost synergies that you saw on the combined operations?

<A - Rajat Bahri>: Well. Again, we will work out the details more completely during the transition period. But what I did characterize, the first year targeted potential immediate cost synergies that are characterized that being something less than $10 million.

<Q - Bennett Notman>: Great. Thank you.

<A - Rajat Bahri>: You bet.

Operator: Your next question comes from the line of Peter Friedland, Soleil Group.

<Q - Peter Friedland>: Hi, guys. Did you provide the combined tax rate for the two companies?

<A - Rajat Bahri>: We are assuming the same tax rate, which is 35 to 36.

<Q - Peter Friedland>: Okay. Great. Thank you.

Operator: The next question comes from the line of Carl Coster [ph], JP Morgan.

<Q>: Thank you very much. Most of my questions have been answered. Just one residue one really, @Road I think is primarily a subscription-based model, but also does some software licensing. Does that reconcile with the way in which Trimble manages this business and will it be any changes ahead?

<A - Steven Berglund>: No. I think it is very consistent both with current practice and contemplated practice going forward. So, I don't see any significant reconciliation issues. I suspect is that as we create a combined strategy, there will be some tweaks, there will be some nuances, but fundamentally I don't see a fundamental, we'll redirect here.

<Q>: Okay. If - I think you've had already answered this by talking about market share, if you don't see any antitrust issues there presumably?

<A - Steven Berglund>: We are not contemplating any, but no, we're not, but we expect to submit the paperwork and see what happens. But given the fragmented nature of the market, it would not seem conceivable, but there shouldn't be any significant antitrust problems here.

<Q>: Great. Thank you.

Operator: Your next question comes from the line of Eli Lustgarten Longbow Securities.

<Q - Eli Lustgarten>: Good morning.

<A - Steven Berglund>: Hi.

<Q - Eli Lustgarten>: Just one follow-up question, most of them have been answered. Can you quantify, give us some insight of the magnitude of the investments that Trimble would have had made without the acquisition to upgrade the software platform technology? [indiscernible] but was it a 20/50 [ph] or $100 million kind of investments that required to get up there?

<A - Steven Berglund>: I don't think, maybe Eli, we will talk a little bit more about that after close. I'm not sure it would be appropriate to talk about that right now.

<Q>: Okay. But is it fair to assume that it would be material, but not that extent of an upgrade that would be required for the next generation it's clear, you restated it?

<A - Steven Berglund>: It would have been instrumental and would have been fairly continual, and would have added up to a significant sum overtime.

<Q>: Thank you.

Operator: Your next question comes from the line of Alex Blanton, Ingalls & Snyder.

<Q - Alex Blanton>: Ingalls & Snyder. Just like to ask what was the breakdown of the $2.50 per share will depend upon, that Trimble will determine that before they close?

<A - Steven Berglund>: Yes. Trimble will determine that before close. We have the option of zero to up to 250. We will make the call before close, and right at this point in time, the $255 split seem to be appropriate. We figured that time computes to increase knowledge and insights. So, as we have a few weeks stretch ahead of us here, we will be able to make a better cause to exactly what that number should be, but -

<Q>: Yes. What is the criteria that you're using to make that break that?

<A - Steven Berglund>: Well, I think it's - outlook is performance of the share price, it will be a number of factors that will go into it.

<Q>: All right. Could you explain the deferred revenue write down, why are doing that?

<A - Rajat Bahri>: Basically it's based on accounting rules, and when you buy a company, you basically have to write down most of the deferred revenue, which is on their balance sheet. GAAP accounting does not let you recognize that.

<Q>: What's the deferred revenue?

<A - Rajat Bahri>: I am sorry?

<Q>: What was that deferred revenue that you're writing down?

<A - Rajat Bahri>: It could range depend on the closing. It could be in the 50 to $55 million range.

<Q>: Yes. I realize that, but what generated it?

<A - Rajat Bahri>: What generated it, basically when - the way @Road recognized revenue was their hardware was getting amortized over the term of the contracts. So, if the contract was two years it would be getting amortized over two years, or the contract was three years, it gets amortized over three years. So, it is unmerited portion of the hardware revenue essentially.

<Q>: Okay. I don't fully understand it, but I will get with you later.

<A - Rajat Bahri>: Okay.

<Q>: How do you intend to get to the 20% margins? The company reported a loss in the last quarter, and I note that even if the sales were to double to 200 million annually, and you are in 20%, you would still be paying 17 times net earnings for the company right now. So, there has to be a tremendous increase in both the sales and the operating performance of this company to make the numbers work. How do you do that?

<A - Steven Berglund>: Well, first, Alex, let's go back to what we have already demonstrated both of us Trimble, but also in particular the TMS segment. So, if you go back a few years, we were using in excess of $10 million ourselves in the TMS segment. We are now, as we indicated in the last conference call, if you look at the baseline ignoring a write-off in the last quarter, we are now birding with the double-digit operating margins. So, and that has been on something less than a huge increase in sales. The fact is that this particular market has enormous leverage possibility, it's because if you get a recurring revenue stream, as the recurring revenue stream becomes a larger and larger portion of the revenues, those recurring revenues have an enormous gross margin, gross margins that can achieve where you can realistically talk 70, 75, perhaps 80%. So, as a result, you do not need a tremendous revenue growth to generate a whole lot of operating leverage. So, the concept it is here is that we will leverage the existing cost base. We will leverage the existing cost base above TMS and @Road into a higher revenue stream, and if you do work the math using those kinds of gross margins, the numbers do convert fairly quickly. And again, I would point out that over the last few years, Trimble, which has - overall has, let's call the less leverageable model than the combination of TMS and @Road, at times has generated at the operating margin level, this kind of operating leverage of 30 to 40%, at times, it has gotten as high as 50% on what I would call a less leverageable model. So, if we can help you kind of conceptually the work through the numbers, but the numbers do work well and it doesn't be required an enormous sales increased to do it.

<Q>: Okay. One more question about the industry. If I use the $1.2 billion for 2006, this company which has an 8% of it, who are the main competitors and how large are they?

<A - Steven Berglund>: In mobile solutions or --?

<Q>: Yes, in the --?

<A - Steven Berglund>: Well, I think --.

<Q>: In @Road's marketplace?

<A - Steven Berglund>: Yes, I think if you look at the space, Mark kind of commented on this, is outside of - there is Qualcomm with this OmniTrak subsidiary, but very historical strength has been largely in long haul trucking. Outside of the long haul trucking --.

<Q>: That part of that 1.2 billion, Qualcomm?

<A - Steven Berglund>: Yes, in terms of - yes, in the current market size, yes.

<Q>: And how big are they?

<A - Steven Berglund>: Pardon.

<Q>: How big are they? How much of the 1.2 billion do they have?

<A - Steven Berglund>: Mark, can you answer that?

<A - Mark Harrington>: I can't think of it right now, I don't still have the data right now.

<A - Steven Berglund>: Okay, well, we will either get you that number, Alex, what we will refer you to the appropriate source.

<Q>: It would be helpful that to have the names of the companies that have large sales and @Road in this marketplace and approximately, but what they are?

<A - Steven Berglund>: Yes, but, I think what you're going to find is once you get past QUALCOMM and the OmniTRACS, again it has a long haul trucking is I think you will find in the combination of @Road and TMS to essentially be claiming market leadership here in this space as we are defining here.

<Q>: So, your business plus theirs, you will be number one?

<A - Steven Berglund>: Well, as Mark put it we will be vying for a number one and for today may be that's the best way to describe it.

<Q>: So, it really is very fragmented then?

<A - Steven Berglund>: It is very fragmented. It is from a market development standpoint it's very early days, the market is very fragmented. Our strategy all along that we have been articulating is that, our first priority was to demonstrate profitability to build a business worthy of growing and then to grow aggressively in what is amounts to be fairly fragmented space.

<Q>: Okay. Thank you.

<A - Steven Berglund>: Thank you.

Operator: Your next question comes from the line of Alex Heidbreder, Millennium.

<Q - Alex Heidbreder>: Hi good morning. All of my questions have been asked and answered, except for one. If the 250 is paid all in stock or whatever portion is paid in stock, I guess how will the pricing be determined?

<A - Steven Berglund>: Yes the pricing is determined on a five-day average that ends some number of days before the shareholder meeting and before the closing.

<Q - Alex Heidbreder>: So, it would be some kind of five-day closing price trailing average, and then you guys will set the date once you guys decide.

<A - Steven Berglund>: That's correct.

<Q - Alex Heidbreder>: But I guess shareholders will know prior to the vote day.

<A - Steven Berglund>: Yes, absolutely. They need to know what they are voting on. So the price will be confirmed before they vote.

<Q>: All right. Great. Congratulations.

<A - Steven Berglund>: Okay. Thank you.

Operator: Your last question comes from the line of Jeff Evanson, Dougherty & Company.

<Q - Jeff Evanson>: Sorry for the follow-up here. You guys have had a strategy somewhat different from @Roads. In that you guys pursued a very vertical specific strategy, whereas @Road was a broader enterprise solution. Give us your thoughts on that broader enterprise solution, market potential, and how you're going to bring your value add capability to those environments that @Road has traditionally been pursuing?

<A - Steven Berglund>: Sure. First of all, I think, the boundary line, I think if you look at what @Road has been saying and doing is they have not been ignoring the verticals, we've just put more relative emphasis on verticals than they have. So, - and I think the boundary line between vertical space and enterprise space is just a little blurry because often only a lot of the enterprise take activity. In reality is vertical on a different set and potentially creates the opportunity for additional value add. So, contemplating the enterprise space as the foundation for kind of a more vertically oriented set of applications and new functionality, probably is the potential synergy that we will discover down the road. So, I think that - I think the combination of TMS, Trimble, and @Road create a higher level of validity of, certainty of credibility and what we have found in this marketplace in general is that our credibility is a key criterion in terms of being given the opportunity to bid for business particularly in the enterprise space or the larger space, if the core companies start to make larger bets in technology, they want to understand that the participant, their supplier, their partner is going to be around and viable for 5 or 10 years and so I think that one place where this plays out is that by this combination what we created is a company is a business, that has that sort of same power, has that sort of credibility. So I think it plays out there, I think that, again, I think with the relative scalp here we can deal with the cost equation or leveraging the cost equation more aggressively. But, again it's still early days and we will as we get closer to close we will be able to articulate a more specific strategy here.

<Q - Jeff Evanson>: Okay. Thank you.

Operator: I apologize. We have one last question from the line of John Sulko [ph], Columbus Verticals [ph].

<Q>: Hi, guys. Good morning. Just - most of my questions have been answered, but just two quick ones. One is on whether or not you think this deal could change any of the pricing dynamics either on the service side or the equipment side? And then secondly, is this going to change the growth characteristics of the combined company or should we just be looking at adding these two up going forward with their - both of their respective growth rates? Thanks.

<A - Steven Berglund>: So I think that answering the second question first is I would certainly hope that we will impact the growth dynamics of both companies hopefully one plus one is something more than two. And again, we will work to articulate that strategy more completely as we get closer to close. But certainly, I think that the synergies in the marketplace of the two organizations should be able to able to accentuate the growth capabilities. So for example in that case taking it ready at hand example - in construction for example we have - it is part of the connected construction site. Starting last year we created an organization to bring this kind of capability, the ability to track assets on a construction site. We started bringing that to market a year ago. It's growing rapidly, but from a relatively small base. So, adding the combined resources of Trimble and @Road together into the construction space, we should be able to accelerate the development of that market, the relative penetration of that market at a faster rate than we would otherwise have done. So, again I do believe that there are catalysts and accelerators involved in the joint model. As far as the pricing dynamics given where we are in this process I just assume it remain silent on pricing dynamics.

<Q>: Thanks. Congratulations.

<A - Steven Berglund>: Thanks.

Operator: There are no further questions. Are there any closing remarks?

<A - Steven Berglund>: No, other than we invite you to participate in our January conference call. Thanks a lot.

Operator: This concludes today's conference call. You may disconnect.

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